UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-4887

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING

AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Report Of Independent Registered Public

Accounting Firm

To the Administrative Committee of

UMB Profit Sharing and 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

Overland Park, Kansas

June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of UMB Profit Sharing and 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

June 26, 2007

UMB PROFIT SHARING AND 401(K) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments, At Fair Value:
Share of net assets of UMB Retirement Master Trust (Notes 3 and 4)	$152,627,990	$135,634,482

Receivables
Employer contributions	4,564,693	3,682,634
Employee contributions	1,224	475
Interest and dividends	105,123	77,127

Total Receivables	4,671,040	3,760,236

Total Assets	$157,299,030	$139,394,718

Liabilities
Excess contributions payable	$194,461	$208,401

Net Assets Available For Benefits	$157,104,569	$139,186,317

See the accompanying report letter and notes to financial statements.	Page 3

UMB PROFIT SHARING AND 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For The Years Ended December 31,
	2007	2006
Additions To Net Assets Attributed To:
Investment Income
Net appreciation in fair value of investments	$2,813,292	$8,284,950
Interest and dividends	10,450,687	6,704,920

Net Investment Income	13,263,979	14,989,870

Contributions
Employer contributions	4,564,693	3,682,634
Employee contributions	8,959,685	8,284,840
Rollover contributions	1,394,845	854,856

Total Contributions	14,919,223	12,822,330

Total Additions	28,183,202	27,812,200

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	11,192,211	11,126,260
Administrative fees	21,250	20,300

Total Deductions	11,213,461	11,146,560

Net Increase	16,969,741	16,665,640

Transfers From The ESOP Of UMB (Note 8)	948,511	781,760

Net Assets Available For Benefits - Beginning Of Year	139,186,317	121,738,917

Net Assets Available For Benefits - End Of Year	$157,104,569	$139,186,317

See the accompanying report letter and notes to financial statements.	Page 4

UMB PROFIT SHARING AND 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 And 2006

1.	Description Of The Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

Eligibility And Participation

The Plan provides that employees with one year of service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution upon reaching the first of the month following one month of employment. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements. With limited exceptions, participants must be actively employed on the last day of the Plan year to share in the Company matching contributions and any profit-sharing contributions.

Contributions

Each year, participants may contribute up to 50 percent of their annual compensation as defined in the Plan. In addition, all employees who are eligible to make elective deferral contributions under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

See the accompanying report letter.	Page 5

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

The employers (UMB Financial Corporation and affiliates) (collectively, the Company or UMB) will determine each year what amount, if any, will be contributed to the Plan. The Plan allows for matching contributions and profit sharing contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching contributions amounted to $2,610,652 and $2,448,105 in 2007 and 2006, respectively. Profit sharing contributions amounted to $1,954,041 and $1,234,529 in 2007 and 2006, respectively. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company.

Employee contributions for 2007 are net of payments of $194,461 made in February 2008 to certain active participants to return excess deferral contributions. These payments are required to satisfy the relevant nondiscrimination provisions of the Plan, and they are included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2007.

Employee contributions for 2006 were net of payments of $208,401 made in March 2007 to certain active participants to return excess deferral contributions. These payments were required to satisfy the relevant nondiscrimination provisions of the Plan, and they were included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2006.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, participant deferrals or account balances, as defined and subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

See the accompanying report letter.	Page 6

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are Marshall & Ilsley Bank’s 15 year mortgage rate. Interest rates for all other loans are the greater of Marshall & Ilsley Bank’s prime rate or Marshall & Ilsley Bank’s 5 year CD rate plus 2%. Principal and interest is paid ratably through payroll deductions. The loans bear interest ranging from 4.0% to 10.5%, with maturity dates through March 2026.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

Vesting And Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. Participants are vested in the Company profit sharing contribution after five years of service. Effective January 1, 2007, the Plan was amended to change the vesting schedule for profit sharing contributions made before or after January 1, 2007 for participants with an hour of service on or after January 1, 2007. The new schedule allows for 50 percent vesting after two years of service and 100 percent vesting after three years of service.

A participant satisfying the requirements of the 2003 Severance Plan established for employees terminated as a result of the transfer of the employee benefit accounts to Marshall & Ilsley Corporation or separating from service under the 2000-2001 UMB Special Retirement Incentive Program shall be 100 percent vested.

Forfeited nonvested accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs.

Effective January 1, 2007, the Plan was amended in order to reallocate forfeitures as a discretionary profit sharing contribution.

See the accompanying report letter.	Page 7

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

Benefits

Employees are not allowed to withdraw any portion of the Company contributions prior to age 59  1/2. Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan. The Plan also provides that when a participant terminates their employment and the participant’s interest in the Plan, excluding amounts attributable to any rollovers the participant made into the Plan, does not exceed $5,000, a lump sum distribution will be made to the participant, if the participant does not make a distribution election. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to a Marshall & Ilsley money market IRA.

2.	Summary Of Significant Accounting Policies

Basis Of Accounting And Use Of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Payment Of Benefits

Benefit payments to participants are recorded when paid.

See the accompanying report letter.	Page 8

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

Valuation Of Investments

The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recognition Of Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Costs And Expenses

All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are paid by the Plan. All other expenses are paid by the Company.

Recent Accounting Pronouncements

On September 20, 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes an authoritative definition of fair value, sets out a hierarchy for measuring fair value, and requires additional disclosures about the inputs used to develop the measurements of fair value and the effects of certain measurements reported in the statement of operations for a fiscal period. The application of SFAS 157 will be effective for the Plan’s fiscal year beginning January 1, 2008. The adoption of SFAS 157 is not anticipated to have a material impact on the Plan’s financial statements.

See the accompanying report letter.	Page 9

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

3.	Investments

The Plan’s investments available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Share Of Net Assets Of UMB Retirement Master Trust	$152,627,990	$135,634,482

4.	UMB Retirement Master Trust

The assets of the Plan and the ESOP are combined into the UMB Retirement Master Trust (the Master Trust), a master trust established by the Company and administered by Marshall & llsley Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets with the assets of the ESOP for investment and administrative purposes. At December 31, 2007 and 2006, the Plan’s assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Trust was approximately 66% and 64%, respectively.

The investments of the Master Trust at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Investments, at fair value
Mutual funds	$134,103,777	$119,258,294
UMB Company stock fund	80,274,450	79,562,389
Money market fund	9,025,501	8,170,034
Participant loans	4,268,100	3,873,041

Total Investments	227,671,828	210,863,758

Receivables	129,091	366,091

Net Assets	$227,800,919	$211,229,849

See the accompanying report letter.	Page 10

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

Investment income of the Master Trust includes net appreciation in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Master Trust’s investment income for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Dividend and interest income	$11,585,223	$7,811,406

Net appreciation in fair value of investments:
Mutual funds	2,583,915	7,749,620
UMB Company Stock Fund	4,135,782	10,230,560

Net appreciation in fair value of investments	6,719,697	17,980,180

Investment income of Master Trust	$18,304,920	$25,791,586

5.	Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the Plan Sponsor), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

6.	Tax Status

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated January 31, 2004, stating that the prototype plan complied with the applicable sections of the IRC. The nonstandardized prototype plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

See the accompanying report letter.	Page 11

UMB PROFIT-SHARING AND 401(k) PLAN

Notes To Financial Statements (Continued)

7.	Related Party Transactions

At December 31, 2007 and 2006, included in the Plan’s share of net assets of the UMB Retirement Master Trust are 67,675 and 59,443 shares of UMB’s common stock at a fair value of $5,182,304 and $4,333,115, respectively. This investment represents five percent or more of the Master Trust’s net assets available for benefits. All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

8.	Transfers From The ESOP Of UMB

The ESOP allows participants to diversify their investment in Company stock by transferring a portion of their investment in Company stock from the ESOP into other investment options offered by the Plan.

See the accompanying report letter.	Page 12

Report Of Independent Registered Public Accounting Firm

On Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

Overland Park, Kansas

June 27, 2008

UMB PROFIT SHARING AND 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2007

(a)	(b) Identity Of Issues, Borrower, Lessor Or Similar Party	(c) Description OF Investment Including Maturity Date, Rate Of Interest, Collateral, Par Or Maturity Value	(d) Current Value
* Participant Loans		Promissory notes, interest rates from 4.0% to 10.5%; maturity dates through March 2026	$4,268,100

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

*	A party-in-interest as defined by ERISA.

See the accompanying report letter.	Page 14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 30, 2008	/s/ Lawrence G. Smith
Lawrence G. Smith Executive Vice President & Chief Human Resources Officer